Exhibit 19.1

PINTEC TECHNOLOGY HOLDINGS LIMITED

Material Nonpublic Information and Prohibition of Insider Trading Policy

Chapter IPurpose

Article 1 This Policy is hereby formulated to regulate the management of material nonpublic information of Pintec Technology Holdings Limited and all of its subsidiaries and affiliates (hereinafter referred to as the “Company” or “Pintec”) to prevent insider trading.

Chapter IIScope

Article 2 This Policy applies to all directors, officers, employees and consultants of Pintec (hereinafter collectively referred to as “Pintec Personnel”), and imposes obligations on individuals for all activities within and outside the scope of their responsibilities to the Company.

Chapter IIIBackground and Overview

Article 3 Pintec’s American Depositary Shares (ADS), representing the ordinary shares of Pintec Technology Holdings Limited, are currently listed for trading on the Nasdaq market. To comply with the U.S. securities laws and safeguard the reputation and integrity of the Company and all related parties, the Company hereby formulates this Policy to prohibit insider trading. Insider trading constitutes not only violations of the Company’s policy but also illegal action under the U.S. laws.

Article 4 Preventing insider trading is essential for compliance with the U.S. securities laws. It is a necessary measure to safeguard the reputation and integrity of the Company and all related parties. “Insider trading” refers to the purchase and sale of securities while in possession of material nonpublic information related to the securities. As explained in Chapter IV below, “material information” refers to information deemed to be both “material” and “nonpublic”.

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Article 5 The Company considers it is crucial to strictly comply with the provisions in this Policy (“Policy”). Violations of this Policy may result in significant reputational damage and incur legal liabilities for both you and the Company. Employees who knowingly or intentionally violate the content or spirit of this Policy may be dismissed by the Company as soon as practicable. Violations of this Policy may incur criminal and civil liabilities for the violator towards any person who has suffered damages due to such violations. Monetary losses resulting from violations could be multiple times greater than the gains obtained from violations and may include payment of legal fees for the affected parties.

Article 6 Each director, executive, employee and consultant of the Company should carefully read this Policy to ensure awareness, familiarity and compliance with its provisions.

Article 7 The Company’s Compliance Officer is responsible for enforcing this Policy. Anyone with any questions regarding this Policy can report to the Compliance Officer for resolution. The Compliance Officer’s email is ia@pintec.com.

Chapter IVDetailed Provisions

Article 8 “Securities” includes not only stocks, bonds, notes and debentures but also stock options, stock warrants to purchase (or sell) securities and similar financial instruments.

Article 9 “Purchase and Sale” (i.e., “Trading”)

This Policy adopts the broad definition of “purchase” and “sale” under the U.S. securities laws. “Purchase” refers to not only the actual action of purchasing securities but also any purchase agreements or any agreements to acquire securities by other means. “Sale” refers to not only the actual action of selling securities but also any sale agreements or any contracts to transfer securities by other means. The definitions above encompass various types of transactions, including traditional cash purchases of stocks, grant and exercise of stock options, and acquisition and exercise of warrants, put options, call options or other rights related to securities.

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“Purchase” or “sale” of securities under this Policy excludes acceptance of stock options granted by Pintec or exercise of options or option ownership not involving the sale of securities. However, as exercising options in a “cashless exercise and sale” manner effectively involves the sale of securities, “cashless exercise and sale” transactions are also governed by this Policy.

Article 10 “Cashless Exercise and Sale” refers to an individual’s decision to exercise all or part of the exercisable stock options and immediately sell them to gain profits from the difference between the exercise price and the market price.

Article 11 “Material Information”

The determination of whether information is qualified as “material information” depends on the specific circumstances. If the information is likely to be adopted by a reasonable investor as an important reference when making a decision to purchase, sell, or hold securities, such information is deemed “material”. Any information that could significantly affect the security market price is also considered “material”. Material information can be positive or negative. In fact, material information can be any information related to the Company’s businesses in any respect or to any type of securities, liabilities, and assets.

Article 12 “Nonpublic Information”

“Nonpublic information” refers to information that has not been widely known by investors. For information to be considered “public” to investors, it should have been widely circulated through financial media such as Dow Jones, Reuters, the Wall Street Journal, Bloomberg, Associated Press, or United Press International. The disseminated information, even if accurate and published on the Company’s website or reported by certain media, may not necessarily be considered widely known by investors.

Additionally, after the disclosure of information to the public, it should take a reasonable period of time for the market to respond to the disclosed information. Generally, the disclosed information

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cannot be deemed as “public” to investors until it takes approximately 48 hours after the information disclosure.

Article 13 “Material Nonpublic Information”

Information that meets the criteria of both “material information” and “nonpublic information” can be deemed as “material nonpublic information”. “Material nonpublic information” includes the information pertaining to Pintec, that of other companies known by insiders by virtue of their positions, or that regarding the relationship between Pintec and other companies.

“Material nonpublic information” includes but is not limited to:

(I)	Dividends or dividend forecasts of the Company
(II)	Earnings or earnings forecasts of the Company
(III)	Changes in the financial position and asset value of the Company
(IV)	Negotiations regarding mergers or sales of significant subsidiaries or assets
(V)	Execution of new significant contracts or potential termination of significant contracts
(VI)	Newly launched significant products or services
(VII)	Significant marketing plans or changes in such plans
(VIII)	Changes in significant clients or relationships with major competitors
(IX)	Capital investment plans or changes in such plans

(X)Significant litigation, administrative penalties, government investigations, or inquiries involving the Company or its executives or directors

(XI)	Significant borrowing or financing activities

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(XII)	Default on debts
(XIII)	Issuance of new stocks or bonds
(XIV)	Significant personnel changes
(XV)	Changes in accounting methods and write-offs

(XVI)Any significant changes in the industry environment or competitive condition that could greatly impact the Company’s earnings or growth prospects

Article 14 “Insiders”

“Insiders” refer to Pintec Personnel, and any other persons in possession of material nonpublic information of the Company. Insiders are required to fulfill independent fiduciary duties to the Company and its shareholders, prohibited from trading in securities based on any material nonpublic information related to the Company’s securities. All Pintec Personnel should consider themselves insiders regarding material nonpublic information related to the Company’s businesses, activities, and securities. Pintec Personnel are prohibited from trading in the Company’s securities or implying (or communicating with, unless necessary) other material nonpublic information of the Company while in possession of such information.

It needs to be noted that in certain circumstances, Pintec Personnel may be deemed to be held accountable for trading in the Company’s securities by their family members and be subject to legal sanctions or the Company’s disciplinary actions.

Article 15 “Insider Trading”

“Insider trading” refers to the purchase or sale of securities while in possession of “material” and/or “nonpublic” information related to the securities. Generally, the definition scope of “insider trading” includes:

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(I)	Trading by insiders while in possession of material nonpublic information.

(II)Trading by persons other than insiders while in possession of material nonpublic information that was provided through a breach of the insiders’ duty of confidentiality or was misappropriated.

(III)Conveying or implying material nonpublic information to others, including making recommendations for the purchase or sale of securities while in possession of such information.

As mentioned above, for the purpose of this Policy, the “purchase” and “sale” of securities exclude the acceptance of options or other equity awards granted by the Company or the exercise of options or other equity awards not involving the sale of securities. However, the cashless exercise of options indeed involves the sale of securities and thus is governed by provisions of this Policy.

Article 16 “Securities Trading by Persons Other Than Insiders”

Insiders are required to be held accountable for disseminating or implying material nonpublic information to third parties (“tippees”), and violations of insider trading provisions are not limited to insiders’ engagement in securities transactions or implications to tippees. Persons other than insiders may also be held accountable for insider trading, including tippees who trade based on material nonpublic information received and persons who trade based on misappropriated material nonpublic information.

Tippees who receive material nonpublic information illegally from insiders are required to fulfill the duties of insiders and be held accountable for the transactions related to such information. Similarly, just as insiders should be held accountable for the insider trading of persons who receive their implications, tippees who convey material nonpublic information to others who engage in transactions also should bear accountability. In other words, the accountability that tippees bear for insider trading is no different from that of insiders. Tippees may obtain material nonpublic information by receiving public implications from others or through channels such as social occasions

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and business or other gatherings.

Article 17 “Material Nonpublic Information regarding Other Companies”

This Policy and the guidelines outlined herein also extend to material nonpublic information regarding other entities, such as the Company’s customers, suppliers and other business partners (“business partners”). This is particularly applicable in instances where such information is acquired during one’s employment with the Company, received from the Company, or obtained while providing services on behalf of the Company. Trading based on material nonpublic information obtained from the Company’s business partners may result in civil and criminal penalties and disciplinary actions, including termination of employment for cause. Every person should treat material non-public information regarding the Company’s business partners with the same level of caution as they do with the information directly related to the Company.

Article 18 “Personal Responsibility”. Each person subject to this Policy is accountable for complying with this Policy and should ensure that any family members (such as spouse, minor children, adult household members, and any other individual or entity whose securities trading decisions are influenced or controlled by persons subject to this Policy) also comply with this Policy. Therefore, it is essential to ensure that your family members and household members are aware that they are required to consult with you before trading in the Company’s securities. For the purpose of provisions concerning trading while in possession of material nonpublic information in this Policy and applicable securities laws, you should deem all such trades as if they were executed for your own account.

Article 19 “Trading day” refers to a business day when the Nasdaq Global Market conducts public trading. Except for the U.S. public holidays, Nasdaq Global Market’s regular trading hours are generally from 9:30 a.m. to 4:00 p.m., local time in New York, Monday through Friday.

Article 20 Potential Penalties from Insider Trading

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The penalties imposed on individuals and their employers for engaging in transactions or providing implications based on material nonpublic information may far exceed the profits received or losses avoided by violators who engage in insider trading. The Securities and Exchange Commission (“SEC”) and the Department of Justice have escalated civil and criminal charges against insider trading violators to the highest levels of priority. Under the U.S. federal securities laws, compulsory enforcement remedies available to the government or private plaintiffs include:

(I)	Administrative sanctions;
(II)	Sanctions from self-regulatory organizations in the securities industry;
(III)	Civil injunctions;
(IV)	Damages awarded to private plaintiffs;
(V)	Disgorgement of all profits obtained by violators.
(VI)	Civil fines in an amount up to three times the amount of profits gained or losses avoided by violators.

(VII)Civil fines in an amount up to the higher of approximately USD 2.5 million against the violators’ employers or other controlling persons (i.e., when the violators are employees or other controlled persons) or three times the amount of profits gained or losses avoided by the violators (whichever is higher).

(VIII)Criminal fines in an amount of up to USD 5 million for individual violators (or up to USD 25 million for entity violators);

(IX)Imprisonment for a period of up to 20 years.

Additionally, insider trading may also be subject to severe penalties by the Company, including immediate dismissal. Violations of insider trading laws are not limited to violations of the U.S.

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federal securities laws. A single insider trading case may also involve violations of other U.S. federal and state civil and criminal laws, such as laws prohibiting mail and wire fraud and the Racketeer Influenced and Corrupt Organizations Act (RICO), among others.

Article 21 Explanation on Prohibition of Insider Trading

In this Policy, the “purchase” and “sale” of securities exclude the acceptance of options or other forms of equity awards granted by the Company or the exercise of options or other forms of equity awards not involving the sale of securities. However, the cashless exercise of options indeed involves the sale of securities and thus is governed by the following provisions of this Policy. These provisions do not apply to the tax withholding right. The tax withholding right means the right to withhold selected ordinary shares or American Depositary Shares (“ADS”) by the Company to satisfy tax obligations under options or other grants.

Article 22 Prohibition of Insider Trading

Directors, executives, employees or consultants of the Company are prohibited from purchasing or selling any American Depositary Shares (“ADS”), ordinary shares, or other securities of the Company, or entering into binding securities trading plans (“trading plans”) pursuant to Rule 10b5-1 of the amended U.S. Securities Exchange Act of 1934 while in possession of material nonpublic information (“material information”) related to the Company or its ADS, ordinary shares, or other securities.

As required by the aforementioned provisions, you are prohibited from trading while in possession of material information related to ADS or other securities of the Company until it takes 48 hours after the Company publicly discloses such material information, in which case the 48-hour period should include at least one full trading day on the stock exchange (“stock exchange”) where the Company’s ADS representing its ordinary shares are listed after the public disclosure. The “trading day” refers to a day when the stock exchange conducts trading. Except for the U.S. public holidays,

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the stock exchange’s regular trading hours are from 9:30 a.m. to 4:00 p.m., local time in New York, Monday through Friday.

Furthermore, within any period designated by the Company as a “Restricted Trading Period”, no director, executive, employee or consultant of the Company may purchase or sell the Company’s securities or enter into any trading plans without prior approval from the Compliance Officer, regardless whether such director, executive, employee or consultant is in possession of any material information. Additionally, all transactions involving the Company’s securities (including but not limited to purchase and disposition of ADS, ownership of ordinary shares or other equity awards obtained from exercise of options and execution of trading plans, but excluding acceptance of options or other equity awards granted by the Company and exercise of options or equity awards not involving the sale of securities) by executives, directors and persons identified as key employees by the Company from time to time should obtain prior approval from the Compliance Officer.

During the Restricted Trading Period (subsequent to the window period being closed), all forms of stock transactions are prohibited, including but not limited to:

(I)	Trading in stocks.
(II)	Cashless exercises.
(III)	Trading in Pintec stocks in other brokerage accounts.
(IV)	Trading in other financial products or derivatives related to Pintec.

If you are unsure whether the information you have received constitutes material nonpublic information or whether you can trade, you had better follow the basic principle: do not engage in transactions and contact the Compliance Officer who is in charge of this Policy immediately!

Article 23 Pre-Approval System

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Transactions involving the trading of Pintec securities by Pintec’s directors, executives and key employees designated by the Compliance Officer require prior approval from the Compliance Officer. However, the prior approval from the Compliance Officer should not be interpreted as legal advice regarding the legality of such transactions. If necessary, traders should consult their retained legal counsel for pertinent legal guidance.

Trading of the Company’s securities includes but is not limited to the acquisition and disposal of Pintec’s depositary shares and, the sale of ordinary shares issued upon the exercise of stock options. Such transaction excludes the acceptance of stock options granted by the Company or the exercise of options not involving the sale of securities.

Article 24 Restricted Trading Period

The Company enforces two types of Restricted Trading Periods. Directors, executives, employees and consultants of the Company are prohibited from trading in Pintec’s ADS or any other type of securities during any Restricted Trading Period without prior investigation, review, and approval from the Compliance Officer, regardless of whether they are aware of any material nonpublic information. However, the consent of the Compliance Officer should not be interpreted as legal advice regarding the legality of such transactions. If necessary, traders should consult their retained legal counsel for pertinent legal guidance.

(I)Restricted Trading Periods relative to financial information: the period from January 1 of each year until the close of the second trading day after the date of Pintec’s public disclosure of its financial position for the previous fiscal year (ended on December 31), and that from April 1, July 1, and October 1 of each year until the close of the second trading day after the date of Pintec’s public disclosure of its financial position for the previous fiscal quarter (ended on March 31, June 30, and September 30 respectively).

(II)“Designated Restricted Trading Period” relative to other matters: The Compliance Officer

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is entitled to designate any period as a “Designated Restricted Trading Period” according to specific circumstances of the Company’s matters and the approval of the Audit Committee, without explaining the reasons for designating such Restricted Trading Period.

Article 25 Open Trading Period

Even in the absence of the restrictions mentioned above for “trading prohibition”, executives, directors, employees or consultants of the Company are prohibited from purchasing or selling any securities of the Company or entering into trading plans in any period other than the “Open Trading Period”. The “Open Trading Period” commences on the close of the second trading day after the date of the Company’s public disclosure of its financial results for the previous fiscal year or quarter (if applicable) and concludes on December 31, March 31, June 30, or September 30 (as applicable) within any fiscal quarter.

In other words, (i) from January 1 of each fiscal year, directors, executives, employees or consultants of the Company are prohibited from purchasing or selling any company securities or entering into any trading plans until the close of the second trading day after the date of the Company’s public disclosure of its financial results for the previous fiscal year ended on December 31; (ii) from April 1, July 1 and October 1 of each fiscal year, directors, executives, employees or consultants of the Company are prohibited from purchasing or selling any company securities or entering into any trading plans until the close of the second trading day after the date of the Company’s public disclosure of its financial results for the previous fiscal quarter ended on March 31, June 30, and September 30 respectively within its fiscal year.

If the date when the Company publicly discloses its financial results for the previous fiscal period is the date when there are more than four (4) hours left before the trading close of the stock exchange, such disclosure date shall be deemed as the first trading day after the date of such public disclosure.

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It should be noted that even trading in the Company’s securities within the “Open Trading Period” does not imply that such securities are traded with the “Safe Harbor”, and all directors, executives, employees and consultants of the Company should be strictly subject to the provisions of this Policy.

Article 26 Prohibition of Disclosure. Directors, executives, employees and consultants of the Company are prohibited from directly or indirectly disclosing such material information (namely, the so-called “implications”) to individuals or entities trading in securities of the Company, regardless of whether tippees of such information are related to you or whether you have received any monetary benefits from the tippees.

Article 27 Confidentiality. Without prior approval from the Compliance Officer, directors, executives, employees and consultants of the Company are prohibited from providing any material information to any external parties and from disclosing any information beyond the scope of what they need to know to any internal parties of the Company.

Article 28 Prohibition of Comment. Directors, executives, employees and consultants of the Company are prohibited from discussing with any external parties any internal matters or developments of the Company unless it is necessary for fulfilling their routine duties. Unless expressly authorized to do so otherwise, if you receive inquiries or requests for comments or interviews regarding the Company or its securities from any media, investment analysts or other persons, you should refuse to make comments and report such inquiry or request to the Chief Financial Officer (“CFO”) of the Company. The CFO is responsible for coordinating and supervising the Company’s disclosures to the public, analysts or other persons to ensure compliance with laws and regulations.

Article 29 Report and Correction Measures. If you are aware that any information that may be deemed material has been or may be inadvertently disclosed, you should report to the Compliance Officer immediately, and therefore the Company can determine whether to approve any correction

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measures, such as disclosure to the public.

Article 30 Trading Plans under Rule 10b5-1

Rule 10b5-1 provides the defense against insider trading liability under the U.S. securities laws. If transactions are made under a pre-established written trading plan that was entered into by the parties before they became aware of the material nonpublic information in compliance with the requirements of Rule 10b5-1, individuals subject to this Policy may invoke this defense term to engage in company securities transactions, regardless of whether they are aware of insider information.

Any person subject to this Policy proposing to enter into a trading plan should submit the trading plan for approval by the Compliance Officer at least five business days before entering into such plan. A trading plan may not be adopted and should be in compliance with the requirements of Rule 10b5-1 (including waiting periods and restrictions on multiple overlapping plans and single transaction plans) when the person is in possession of material nonpublic information related to the Company or its securities.

Once a trading plan is approved, you may not subsequently influence the number of securities to be traded, the trading price, or the trading date. You may only modify or replace the trading plan within the periods allowed for trading under this Policy and should submit any proposed modifications or replacements of the trading plan to the Compliance Officer for approval before adoption. You should notify the Compliance Officer before termination of the trading plan. You should understand that modifying or terminating a trading plan may raise questions about your integrity in formulating and implementing the plan (thus potentially jeopardizing the positive defense against insider trading charges).

Article 31 Avoidance of Speculative Investment. Investing in Pintec’s ADS, as a way to share the Company’s future growth, should not be conducted in the form of short-term speculative trading.

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Speculative purchase and sale of the Company’s securities by directors, executives or other employees of the Company is detrimental to the interests of the Company and its shareholders. While it does not mean that directors, executives and other employees of the Company cannot sell Pintec’s ADS or other securities under this Policy, the Company encourages its directors, executives and other employees to refrain from frequent purchase and sale of the Company’s ADS or other securities. Speculative investment is not a part of Pintec’s corporate culture.

Article 32 Trading in Securities of Other Companies

If Pintec’s directors, executives, employees or consultants become aware of the non-public information of another company by virtue of their positions and such non-public information is likely to affect the stock price of such company, they should not purchase or sell, or recommend any third party to purchase or sell, securities of such company. For example, if a director, executive, employee or consultant of Pintec places an order to purchase or sell stocks of another company since such person believes that the planned asset acquisition may increase or decrease the stock price of the target company after learning through Pintec that Pintec intends to acquire assets of the target company, such action by the director, executive, employee or consultant has constituted illegal conduct under the securities laws and the director, executive, employee or consultant may be held accountable for criminal or civil liabilities.

Chapter VAmendment of this Policy

Article 33 This Policy is the latest version at the time of publication. The Board of Directors may amend this Policy at any time deemed necessary.

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